U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                               ORACLE CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


[CTW INVESTMENT GROUP HAS POSTED THE FOLLOWING TWEETS WITH LINKS TO ARTICLES THAT ARE REPRINTED AFTER EACH TWEET.]



CtW Investment Group ?@CtWInvGrp
Motley Fool on #CEOpay at Oracle: Ellison's Pay Isn't the Problem With His Compensation Package - http://ow.ly/pEyKo #corpgov #execpay


Larry Ellison's Pay Isn't the Problem With His Compensation Package

By Paul Hodgson |
October 9, 2013 |

As you may have noticed, there's been a bit of a kerfuffle about Larry Ellison's pay lately. And it's not his $1 salary they are complaining about. When you regularly earn over $100 million a year, and people think that $78.4 million is a pay cut, you tend to get in the news relatively frequently. In fact, Ellison has earned well over $1 billion in the last 10 years, mostly in option profits. So as far as targets of shareholder ire about CEO excess go, he seems like a good one, despite a solid return on his company's investment during that period. The question is: could investors have got that return for less?


Investment firm Change to Win (or CtW) has been a little critical of the CEO and founder of Oracle's (NYSE: ORCL ) compensation package, and are planning to protest his pay, and the compensation committee that awarded it, at the annual meeting on Oct. 31.

To take the spat even further into the public domain - if that were possible, I've received nothing but stories about Ellison's pay in my CEO compensation news alerts for five days now - Dorian Dailey, Oracle's general counsel, in an extremely patronizing letter replying to CtW, says that its objections seem to be based on the fact that Oracle lost its Say on Pay vote, the vote when shareholders get to approve or disapprove the CEO's pay.

But, he claims, this was not a definitive vote (more on this later). He also notes that since the vote is an advisory one, the board can choose to take no action. And that's precisely what happened here, a rarity in failed Say on Pay votes.

Two takes on 'definitive'

But this was a definitive vote. Yes, only 59% of shareholders voted against the company's executive pay policies. But given an average of 98% support for companies' Say on Pay votes in the rest of the economy and the fact that Ellison directly owns 25% of the company's stock (and presumably supported his own compensation package), that sounds pretty definitive to me.

Actually 59% of 75% (the non-Ellison shares) is actually 78%, almost four-fifths of publicly owned shares. And that's not even excluding the 18% of equity reserved for share awards, which is also not available for public ownership or voting.

Ellison paid primarily in stock options

Dailey adds: "Mr. Ellison's compensation consists primarily of at-the-market unvested stock options that put his compensation in direct alignment with Oracle's shareholders..."

You can't argue with that. This is precisely what the proxy says and has been saying since the basic structure of Ellison's pay was established in 2000. Stock options are awarded "to further incentivize and retain him and align his interests with those of Oracle's other stockholders."

Since he's the founder of the firm and inextricably linked with it, I don't see the need to use option awards to retain Ellison, but maybe I'm wrong.

However, the fact is that Ellison, as the principal shareholder of the company and already owns 25% of the outstanding shares. Annually awarding him 7 million or 8 million additional shares as options would appear to be a complete waste of shareholder resources. How could he be more aligned with shareholders than he already is?

Founder CEOs who are major owners should not receive stock awards

Wiser heads have considered such a situation at other tech companies and decided not to make any kind of stock awards to founder executives with substantial ownership. Neither Bill Gates nor Steven Ballmer ever received any kind of stock award from Microsoft (NASDAQ: MSFT ) , and neither certainly ever received a $1,000,000 base salary, which was the case for Ellison during the mid-2000s. Most of the founder executives at Google (NASDAQ: GOOG ) also have never received any stock awards.

At each of these companies, ownership is what drives the CEOs to better performance, not stock options. It is likely that ownership also drove the long-term gains at Oracle, with the stock options being the icing on the cake. It's just that the icing at Oracle is thicker than most CEOs' cakes.

Larry Page and Eric Schmidt at Google don't really receive any compensation at all, certainly no additional equity, but this does not seem to have harmed their desire to have the company thrive. Huge ownership levels appear to have had a significant effect on the company's returns.

Microsoft'' recent woes have nothing to do with Ballmer's and Gates' lack of stock options. Indeed, Ballmer's drop in bonus level in 2013 is a clear reflection of the drop in operating income at the company. But again, the company's steady blue chip performance over the long-term has everything to do with the founders' existing investment.

Not the best use of capital

At Oracle, although the latest quarterly profits are down, return on equity is down, operating margin is down, and stock price is down in the short term, long-term investors can hardly complain about their returns. But that is hardly the point.

It would seem obvious that with a 25% ownership level, Ellison could be expected to have provided this level of performance regardless of the stock options, and shareholders would have saved a considerable amount of money.

That's what's wrong with Oracle's compensation policy. It's not that he's paid too much (although realized pay of well over $1 billion over the last 10 years is quite a lot), but that they are paying him in stock at all.
____________________________________________________________________________

CtW Investment Group ?@CtWInvGrp9 Oct
Another investor calls time Ellison's #CEOpay at #Oracle - see NY Post http://ow.ly/pDMUa #corpgov

City Pensions Go of the Offensive Against Oracle Boss
By Josh Kosman


The city's public pension funds are stepping up the pressure on Oracle CEO Larry Ellison.

New York City Comptroller John Liu is part of the drive by activist shareholders to rein in Ellison's pay package and unseat directors who oversee executive compensaiton.

Ellison, the billionaire co-founder of the business software maker, made $78.4 million in the fiscal year ended May even as performance lagged.

"The city's pension funds are among the many share owners that have repeatedly sought to rein in Oracle's persistently outrageous CEO pay and to hold accountable those directors most responsible," Liu told The Post.

"Faced with an unresponsive board, we have no choice but to once again vote against pay, against the three directors on the board's compensation committee, and for our shareowner proposal to require the board to adopt and disclose multiple performance metrics for incentive compensation."

The city's pensions own 10.3 million shares of Oracle, worth $330 million.

Although shareholders rejected the company's pay practices in a non-binding "say-on-pay" vote last year, Oracle blew off their concerns.

This year, shareholders are hoping to increase the heat on Oracle despite Ellison's 34 percent stake in the company.

The organization Change To Win, which labor unions pay to represent their causes, is leading the charge against the tech company ahead of its Oct. 31 shareholder meeting.

__________________________________________________________________________

CtW Investment Group ?@CtWInvGrp8 Oct
#Oracle Shareholders Urged to Vote Down #CEOPay http://bloom.bg/1ffhnGf via @BloombergNews - see our letter http://ow.ly/pBMPM #corpgov


Oracle Shareholders Urged to Vote Against CEO Pay Package
By Aaron Ricadela - 2013-10-08T02:00:00Z

Oracle Corp. (ORCL) shareholders should vote against pay packages for executives and withhold support for directors on the board's compensation committee, CtW Investment Group said.

Chief Executive Officer Larry Ellison and other top managers are overcompensated relative to peers, given Oracle's inferior returns, CtW wrote in a letter addressed to shareholders today.

CtW, part of labor-group Change to Win, has been pushing for the world's largest database-software maker to adopt industry benchmarks for compensation. While Ellison took a pay cut of 18 percent in the latest fiscal year after Oracle missed some of its profit targets, the company said that his package is "appropriate" and rejected CtW's arguments in a letter addressed to the group and filed with the U.S. Securities and Exchange Commission last week.

"While the company insists that Ellison's high pay is justified by his founder-CEO status, we note the stark contrast to other technology founder-CEOs," CtW said in its latest letter to Oracle's board, citing compensation practices at Amazon.com Inc. (AMZN), Google Inc. (GOOG) and Apple Inc. (AAPL)

CtW, which says it holds 6 million Oracle shares, is also urging shareholders to vote against the re-election of Bruce Chizen, George Conrades and Naomi Seligman, who are on the software maker's compensation committee. Oracle plans to hold its annual shareholder meeting Oct. 31. CtW sent a letter to Chizen, the committee's chairman, on Sept. 25 outlining its argument against Oracle's pay practices.

Pay Package

Ellison's compensation package shrank to $78.4 million for the fiscal year ending in May, from $96.2 in the previous period, after he gave up an annual bonus and the company missed some of its profit targets. He's an "extremely valuable asset," Dorian Daley, Oracle's general counsel, wrote in the letter to the SEC last week. There was also no record of CtW owning a stake in Oracle, Daley wrote.

Deborah Hellinger, a spokeswoman for Oracle, declined to comment on CtW's latest note to shareholders.

Shares of Redwood City, California-based Oracle declined 1.1 percent to $32.84 at the close in New York, leaving the stock down 1.4 percent this year, compared with an 18 percent gain in the Standard & Poor's 500 Index.

To contact the reporter on this story: Aaron Ricadela in San
Francisco at aricadela@bloomberg.net


To contact the editor responsible for this story: Pui-Wing Tam at
ptam13@bloomberg.net
_____________________________________________________________________

CtW Investment Group ?@CtWInvGrp8 Oct
RT @dealbook:Shareholder Adviser PlanstoEscalate Fight Over #Oracle Pay http://nyti.ms/GJRv6d seeour letter http://ow.ly/pBMe8 #corpgov

Shareholder Adviser Plans to Escalate Fight Over Oracle Chief's Pay By MICHAEL J. DE LA MERCED

A group that advises several union pension funds plans to ratchet up the fight against Oracle Corporation's pay practices, especially for its founder, Lawrence J. Ellison.

The CtW Investment Group is expected to send a letter to shareholders on Tuesday, urging them to again vote against the executive compensation by the enterprise software giant at the annual meeting on Oct. 31.

But it is also planning to ask investors to vote against re-electing the three members of the board's compensation committee - Bruce R. Chizen, George H. Conrades and Naomi O. Seligman - as well.

Given a lack of significant changes to Oracle's compensation policy, "Shareholders have no option but to oppose the re-election of compensation committee directors," Dieter Waizenegger, the executive director of CtW Investment, wrote in a letter to shareholders.

The move steps up a battle over Oracle's pay practices, one that has been percolating in recent years. At the heart of the dispute is the pay of Oracle executives, and Mr. Ellison's in particular.

The technology mogul received $78.4 million for the 2013 fiscal year, which ended in May, according to Oracle's proxy statement. While that's down from the $96.2 million that he received in the prior year, it far outstrips the $11.7 million that Cisco's chief executive, John Chambers, earned in 2012.

CtW Investment has also noted that the average Oracle director is paid about $670,000. It calculates the average director pay for companies in the Standard & Poor's 500-stock index at about $251,000.

Still, Oracle has argued that Mr. Ellison is worth every penny. In its proxy, the company reused language from 2012, writing:

    In setting Mr. Ellison's bonus opportunity and stock option award, the compensation committee determined that the compensation paid to Mr. Ellison should be greater than that paid to our other named executive officers, because he is not only our C.E.O. with overall responsibility for our business strategy, operations and corporate vision, he is also our founder, who has guided Oracle for more than 30 years and who the compensation committee believes is vital to our success going forward.

The company noted in its proxy that Mr. Ellison turned down a $1.2 million bonus this year after the company missed internal performance expectations.

But a number of investors aren't moved by the company's arguments. Leading the charge is CtW Investment, which claims to represent holders of 6 million shares.

Last year, 59 percent of shareholders rejected the company's "say on pay" proposal in a nonbinding vote. That marked a huge jump from the 33 percent who opposed the same proposal in 2011.

Among those who voted against the compensation plan were several of Oracle's biggest investors, including Vanguard, BlackRock and Capital Research & Management. Four of the top 10 shareholders also voted against the compensation committee directors.

Last month, CtW Investment wrote an open letter to Mr. Chizen, of the Oracle board, calling for changes to the company's policies. Among them were adding a new independent member of the compensation committee and tying option grants to an industry benchmark and to a metric like return on equity.

So far, Oracle has rebuffed the requests, calling Mr. Ellison's pay "appropriate" in a letter to CtW Investment last week.

"While we fully understand and respect the Change to Win agenda, we nonetheless urge those you claim to represent to support our recommendations at the upcoming shareholder meeting," Dorian Daley, Oracle's general counsel, wrote in the letter.

"We believe those recommendations are the best path to ensuring continued success for all of Oracle's shareholders."

Michael Pryce-Jones, an analyst at CtW Investment, responded that the group has been forthright in what it wants. While it isn't calling for Mr. Ellison's ouster, it is asking for more discussion about how much he is paid.

"To say that it's unclear what shareholders want is absurd," Mr. Pryce-Jones said in an interview.